Alan A. Blakeboro

Gary j. hill

Diana Jessup Lee

Bruce W. McRoy

Michael E. Pfau

Daniel A. Reicker

Andrew D. Simons

Timothy J. Trager

Fernando Velez, Jr.

__________

Robert B. Forouzandeh

Stephen E. White

1421 State Street, Suite B Santa Barbara, CA 93101 Telephone (805) 966-2440 Fax (805) 966-3320 May 21, 2013	Mailing Address: Post Office Box 1470 Santa Barbara, CA 93102-1470 _______ www.reickerpfau.com _______ Kurt H. Pyle, Retired

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Attention: Roger Schwall

Re:	Response to Comment on the Preliminary Proxy Statement of EnerJex Resources, Inc. (Filed May 9, 2013, File No. 0-30234)

Dear Mr. Schwall

On behalf of EnerJex Resources, Inc., set forth below are your comments concerning the company's preliminary proxy statement which was filed with the Securities and Exchange Commission (the "Commission") on May 9, 2013, and the company's responses thereto. Concurrently herewith, the company is electronically transmitting a conformed copy of Amendment No. 1 to its Preliminary Proxy Statement (the "Proxy Statement"), and we are providing to you under separate cover a copy of the marked to show changes from the Preliminary Proxy Statement

Your comments are in italics and are followed by the company's response. In addition to responding to the Staff's comment letter, the Proxy Statement incorporates certain minor changes and updates that EnerJex deems necessary or appropriate.

Proposal No. 5: Approval Amendment to Restated Articles to Increase the Authorized Shares of Common Stock and Preferred Stock . . . page 26

1.	This proposal solicits the vote of shareholders on:

•	Increasing the number of authorized shares of common stock;

•	Increasing the number of authorized shares of preferred stock; and

•	Adding a provision that causes your obligation sunder Article X to survive any amendment or modification thereof.

Securities & Exchange Commission

May 21, 2013

Rule 14a-4(a)(3) under the Securities Exchange Act of 1934 provides that the form of proxy shall indentify clearly and impartially each separate matter intended to be acted upon, whether or note related to or conditioned on the approval of other matters.

Furthermore, Rule 14a-4(b)(1) provides that the person solicited by a proxy shall be afforded an opportunity to approve, disapprove or abstain with respect to each separate matter. In this regard, we are concerned that you may have bundled together multiple separate matters in Proposal 5. In adopting its unbundling rules, the Commission stated that the rules served the following purposes: "to permit shareholders to communicate to the board of directors their views on each of the matters put to a vote, and not be forced to approve or disapprove a package of items and thus approve matters they might not if presented independently." See Exchange Act Release No. 34-30849 (June 23, 1992). Please provide us with your analysis as to whether the matters in Proposal 5 are separate matters that are required to be unbundled.

RESPONSE: In response to your comment, the proxy statement was revised to include a separate proposal to each of the 3 items previously included in Proposal No. 5. Proposal No. 5 has been separated into three separate proposals as follows:

1.	Proposal No. 5. To consider and vote upon an amendment to our Amended and Restated Articles of Incorporation ("Restated Articles"), for the purpose of increasing the authorized shares of common stock from 100 million to 250 million.

2.	Proposal No. 6. To consider and vote upon an amendment to our Restated Articles for the purpose of increasing the authorized shares of preferred stock to 25 million, which shares of preferred stock may be issued in such series and with such rights, preferences, and privileges as the Board of Directors may from time to time determine.

3.	Proposal No. 7. To consider and vote upon an amendment to our Restated Articles for the purpose of adding a provision that causes our obligations under Article X to survive any amendment or modification thereof, with respect to claims that may arise or accrue prior to the date of that amendment or modification.

If you have any additional comments or questions, please do not hesitate to call me at (805) 966-2440.

Very truly yours,

REICKER, PFAU, PYLE, & McROY LLP

By
Fernando Velez, Jr.

FV:slm

Enclosures

cc: Caroline Kim